

June 24, 2011

<u>Via E-Mail</u>
Steven Victor, Chief Executive Officer
Media Exchange Group, Inc.
30 East 76th Street, 6th Floor
New York, NY 10021

> **Re: Media Exchange Group, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed June 17, 2011**
> **File No. 333-49388**

Dear Mr. Victor:

This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K/A indicates that it fails to comply with the applicable requirements of the form because it does not contain significant portions of the information required by Item 2.01(f) and Item 5.01(a)(8) of Form 8-K, nor does it provide the related financial information required by Item 9.01 of Form 8-K within the time period specified by Item 9.01(c). We note that immediately before the reported transaction you appear to have been a shell company, as defined in Rule 12b-2 under the Exchange Act. As a result, you were required to provide in the current report the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act. Please refer to Section II.D.3 of Securities and Exchange Commission Release No. 34-52038. Please promptly amend the current report to correct the deficiencies noted above and to add the information required by any other applicable items of Form 8-K.

If you have any questions regarding these comments, please direct them to Katherine Wray, Attorney-Advisor, at (202) 551-3483. If you thereafter have questions, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via E-mail</u>
        Stephen Cohen
        Sichenzia Ross Friedman Ference LLP